UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

Amendment No. 2

ANNUAL REPORT

of

Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2022

SECURITIES REGISTERED*

(as of the close of the last fiscal year)

CALCULATION OF REGISTRATION FEE

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Ambassador Alfredo Ferrero Diez Canseco

Embassy of Peru in the United States

1700 Massachusetts Avenue NW

Washington, D.C. 20036

(Name and Address of Authorized Representative of the Registrant in the United States)

Copies to:

Pedro J. Bermeo

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

*	The Registrant is filing this report on a voluntary basis.

EXPLANATORY NOTE

This Amendment No. 2 to the Republic of Peru’s Annual Report on Form 18-K for the year ended December 31, 2022 comprises:

(a)	Pages numbered 1 to 2 consecutively; and

(b)	The following exhibits:

Exhibit 1:	Underwriting Agreement, dated August 1, 2024, among the Republic of Peru and BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC

Exhibit 2:	5.375% U.S. Dollar-Denominated Global Bonds Due 2035

Exhibit 3:	5.875% U.S. Dollar-Denominated Global Bonds Due 2054

Exhibit 4:	Opinion of General Counsel of the Ministry of Finance of the Republic of Peru with respect to the 5.375% U.S. Dollar-Denominated Global Bonds Due 2035 and the 5.875% U.S. Dollar-Denominated Global Bonds Due 2054

Exhibit 5:	Opinion of Davis Polk & Wardwell LLP with respect to the 5.375% U.S. Dollar-Denominated Global Bonds Due 2035 and the 5.875% U.S. Dollar-Denominated Global Bonds Due 2054

This Amendment No. 2 to the Annual Report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on August 8, 2024.

By:	/s/ Alfredo Ferrero Diez Canseco

	Name:	Alfredo Ferrero Diez Canseco
	Title:	Ambassador of the Republic of Peru to the United States

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